UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14f-1
Information Statement
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

DON MARCOS TRADING CO.
(Exact name of registrant as specified in its corporate charter)

Commission File No. 333-142976

Florida	65-0921319
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1509 East Chapman Ave, Orange, CA	92866
(Address of principal executive offices)	(Zip Code)

(714) 639-1155 Registrant’s telephone number

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

This Information Statement is being mailed on or about August 19, 2011, by Don Marcos Trading Co. (the “Company”), to the holders of record of shares of common stock, no par value per share, of the Company (the “Shares”).  You are receiving this Information Statement in connection with the intended appointment of four new members to the Company’s Board of Directors.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED.

INTRODUCTION

On August 15, 2011, owners of an aggregate of 32,100,000 shares of common stock of the Company sold in a private transaction 32,075,000 shares held by them to a group of approximately six purchasers for a total sales price of $325,000 originated from the purchasing group (the “Sale”).

As a result of the Sale, Blue Sky Energy and Power, Inc. has acquired 28,065,625 common shares representing 58.1% of the total issued and outstanding common shares.

Previously, Earl T. Shannon, Scott W. Bodenweber, and Steven W. Hudson were “promoters” of the Company as defined by the Securities and Exchange Commission (“SEC”).  Earl T. Shannon owned 12,225,000 shares of common stock (only sold 12,200,000 shares of common stock), Scott W. Bodenweber owned 9,337,500 shares of common stock and Steven W. Hudson owned 9,337,500 shares of common stock of the Company for a total of 30,900,000 shares which represented in the aggregate 64% of the Company.

Earl T. Shannon, Steven W. Hudson, Scott W. Bodenweber, Peter Wright, and Mark E. Tupper have agreed that 5,000,000 options issued on February 1, 2007 shall be cancelled as part of the Sale, leaving no remaining options outstanding.

As agreed between the shareholder groups, Ilyas Chaudhary, George Djuhari, and Boedi Tjahjono will replace Earl T. Shannon, Steven W. Hudson, Scott W. Bodenweber, Peter Wright, and Mark E. Tupper on the Board of Directors of the Company.  Ilyas Chaudhary shall be the Chief Executive Officer and President of the Company, Dading Soetarso shall be the Chief Financial Officer of the Company, and Aamna Virk shall be the Secretary of the Company.  Appointment of the new officers and directors is effective ten days after this Schedule 14f-1 is delivered to our shareholders.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully.  You are not, however, required to take any action with respect to the appointment of the new directors.

The information contained in this Information Statement concerning Blue Sky Energy and Power, Inc. has been furnished to the Company by him.  The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

The common stock is the only class of voting securities of the Company outstanding.  As of August 15, 2010, there were 48,300,000 shares outstanding and entitled to one vote per share.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company’s common stock immediately after the Sale by:

•	each person known to beneficially own more than 5% of the common stock;
•	each officer and director of the Company (including proposed directors); and
•	all directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Class
Common Stock	Blue Sky Energy and Power, Inc.1	28,065,625 shares	58.1%
Common Stock	Ilyas Chaudhary	28,065,625 shares2	58.1%
Common Stock	Dading T. Soetarso	801,875 shares	1.7%
Common Stock	George Djuhari	0 shares	0%
Common Stock	Boedi Tjahjono	0 shares	0%
Common Stock	Faisal Chaudhary	28,867,500 shares3	59.8%
Common Stock	Aamna Virk	28,867,500 shares4	59.8%
Common Stock	All directors and officers as a group (6 people)	30,471,250 shares	63.1%

Directors and Executive Officers

The following sets forth the name, age and positions, of the Company’s officers and directors prior to the Sale.  Also set forth below is information as to the principal occupation and background for such persons.

1 Blue Sky Energy and Power, Inc. (“BSEP”), a Delaware corporation is wholly owned by Blue Sky International Holdings, Inc., a Canadian corporation (“BSIH”) which in turn is wholly owned by Danyal Chaudhary Foundation, a California non-profit corporation (“DCF”).  Ilyas Chaudhary is President, Aamna Virk is Secretary, and Ilyas Chaudhary, Aamna Virk and Faisal Chaudhary are all the directors of BSEP.  Faisal Chaudhary is President, Aamna Virk is Vice President and Secretary, Faisal Chaudhary is Vice President and Aamna Virk and Faisal Chaudhary are all the directors of BSIH.  Ilyas Chaudhary is the Executive Director, Faisal Chaudhary is the Treasurer, and Aamna Virk and Faisal Chaudhary are members of the Board of Trustees of DCF.
2 Consists of 28,065,625 owned by BSEP, of which Ilyas Chaudhary, Aamna Virk and Faisal Chaudhary are all the directors.
3 Consists of 801,875 shares owned by Faisal Chaudhary individually and 28,065,625 owned by BSEP, of which Ilyas Chaudhary, Aamna Virk and Faisal Chaudhary are all the directors.
4 Consists of 801,875 shares owned by Aamna Virk individually and 28,065,625 owned by BSEP, of which Ilyas Chaudhary, Aamna Virk and Faisal Chaudhary are all the directors.

Name	Age	Position
Earl T. Shannon	44	President, Director
Steven W. Hudson	41	Executive Vice President, Director
Scott W. Bodenweber	40	Chief Financial Officer, Director
Peter Wright	59	Secretary, Director
Mark E. Tupper	65	Director

Earl T. Shannon, President, Director.  Mr. Shannon has been our President and one of our Directors since our inception.  Mr. Shannon was an officer and director of Salty’s Warehouse, Inc. from its inception on July 16, 1998 through its sale on December 11, 2006.  From January 1997 and continuing through the present, Mr. Shannon has been the President of Winthrop Venture Management, Inc., an investment management company based in Fort Lauderdale, Florida.

Steven W. Hudson, Executive Vice President, Director.  Mr. Hudson has been with us since February 1, 2007.  Mr. Hudson was an officer and director of Salty’s Warehouse, Inc. from April 20, 2004 through its sale on December 11, 2006.  Mr. Hudson was President and CEO of International Yacht Construction from May 1999 through July 3, 2007.  Since June 1997, Mr. Hudson also has served as President and CEO of Hudson Capital Group, a private investment firm.  Mr. Hudson graduated from Southern Methodist University with a Bachelor of Arts degree in Business Economics.

Scott W. Bodenweber, Chief Financial Officer, Director.  Mr. Bodenweber joined us January 21, 2003.  Mr. Bodenweber was an officer and director of Salty’s Warehouse, Inc. from April 20, 2004 through its sale on December 11, 2006.  From June 1997 and continuing through the present, Mr. Bodenweber has been the Controller of Hudson Capital Group, an investment firm in Fort Lauderdale, Florida.  Mr. Bodenweber graduated from Florida State University in 1994 with Bachelor of Science Degrees in both Accounting and Finance.  He is a licensed Certified Public Accountant in the State of Florida.

Peter Wright, Secretary, Director.  Mr. Wright joined us on January 21, 2003.  Mr. Wright has been the Chief Financial Officer of Hudson Capital Group, an investment firm in Fort Lauderdale, Florida from May 1998 continuing through the present.  Mr. Wright graduated from Stetson University in 1975, with a Bachelor of Science degree in Accounting.

Mark E. Tupper, Director.  Mr. Tupper joined us on February 1, 2007.  Mr. Tupper has been the founder, Chief Executive Officer, and principal shareholder of Don Marcos Coffee Company, S.A. since its inception on March 27, 2000.  Mr. Tupper has been the founder, Chief Executive Officer, and principal shareholder of Tupper Centroamerica, S.A. since its inception on July 9, 1982.  Mr. Tupper graduated from the American School in Switzerland with studies in World & European History, the University of Aix-en-Provence in France in European Politics & French Literature, and the Lewisham Technical College of London, England in Mechanical Engineering.

Appointment of New Directors and Officers

The agreement among the purchasing shareholders provides that, subject to compliance with applicable law, Ilyas Chaudhary, George Djuhari, and Boedi Tjahjono will be appointed to the Board of Directors.  Set forth below is certain information with respect to the new director:

Ilyas Chaudhary, age 64, was appointed our President and Chief Executive Officer since August 2011 and was appointed a director of the Company to be effective as of ten days after the delivery of this Schedule 14f-1.  Since November 2005, he has been acting as the President and Director of Pyramid Petroleum Inc., a Canadian corporation, where he acquired oil and gas assets in the Gulf of Mexico.  Mr. Ilyas Chaudhary has served as the President of Blue Sky Langsa, Ltd., an Indonesian company (“BSL”), BSEP and BSIH since December 2009, March 2010 and September 2009, respectively, and has served as a director of BSEP since March 2010.  He has also served as a director and President of Capco Energy, Inc., fka Alfa Resources, Inc., from September 1999 through September 2007.  Mr. Ilyas Chaudhary has 35 years experience in various capacities in the oil and gas industry.

Dading Soetarso, age 47, was appointed our Chief Financial Officer in August 2011.  Mr. Soetarso also has served as President Director of PT Arah Prana, an Indonesian oil exploration and production company (“PTAP”), beginning in February 2011, where he was responsible for the operation of PTAP’s Floating Production Storage Off-shore located in North Sumatera, Indonesia.  From 2006 through 2010, Mr. Soetarso was a consultant on banking strategy for Quest ontheFrontier, a Singapore financial consulting company, where he was appointed on various projects ranging from banking and coal mining energy companies. Prior to this, he had 17 years of banking experience working with Standard Chartered Bank and Citibank in Jakarta and Botswana in various corporate bank marketing and operational support functions.

Aamna Virk, age 27, was appointed our Secretary in August 2011.  Ms. Virk has been the Director and Vice President of Blue Sky Energy and Power, Inc. since December 2010.  Ms. Virk has been the Vice President and Controller of Blue Sky Resources, Ltd. since December 2010.  Ms. Virk has been the Director and Vice President of Blue Sky International Holdings, Inc. since April 2010.  Ms. Virk has been the Secretary and Director of Blue Sky Petroleum Pakistan, Inc. since April 2010.  Ms. Virk has been the Director and Controller of Blue Sky Langsa, Ltd. since March 2011.  Mrs. Virk has been the legal counsel of Jovian Resources, LLC since January 2011.  Mrs. Virk is licensed with the State Bar of California.  She received her Juris Doctorate from the University of San Diego in 2009.  Mrs. Virk received her B.A. in Communications with a minor is Business Administration from Chapman University.

George Djuhari, age 51, was appointed a director of the Company to be effective as of ten days after the delivery of this Schedule 14f-1.  Mr. Djuhari has served as the Commissioner of PT Sinomast Mining, an Indonesia coal mining company, since January 2006.   He has also served as the Commissioner of PT Pulau Seroja, a tug and barge company since January 2008.  He has been the Chairman of PT Cigading International Bulk Terminal, a coal terminal company, since October 2010.  Mr. Djuhari has also served as Commissioner of PTAP since January 2011.  Mr. Djuhari is the founder in 1997 of George Djuhari Group, a group of Indonesian companies involved in the shipping of iron ore, coal, rock phosphates and grains in and out of Indonesia, with partnerships with a variety of other companies for the ownership of ships, chartering of cargo, the mining of coal, the trading of commodities such as ammonia, urea and coal, and shipping.

Boedi Tjahjono, age 61, was appointed a director of the Company to be effective as of ten days after the delivery of this Schedule 14f-1.  Mr. Tjahjono also has served as a Senior Advisor for PT Jogja Magasa Iron, an Indonesian iron industry company, where he obtained a 30-year contract for work in Iron Sand Mining in Jogja Province, Indonesia since December 2006.  He also served as a Senior Advisor for PT Odira, an Indonesian gas plant company since 2005.  Mr. Tjahjono is also an Advisor for Karang Taruna, and Indonesian NGO providing cheap and clean energy in support of urban populations.

Compensation agreements

The Company has not executed a compensation agreement with Ilyas Chaudhary, George Djuhari, or Boedi Tjahjono at this time.

Certain Relationships and Related Transactions

Earl T. Shannon, Scott W. Bodenweber and Steven W. Hudson are “promoters” of the Company as defined by the SEC.  The only items of value received by them from the Company were the shares of common stock formerly owned by them.  Earl T. Shannon owned 12,225,000 shares of common stock (only sold 12,200,000 shares of common stock), Scott W. Bodenweber owned 9,337,500 shares of common stock and Steven W. Hudson owned 9,337,500 shares of common stock of the Company for a total of 30,900,000 shares representing in the aggregate 64% of the Company.

Appointment of New Directors

Ten days following the filing of this Information Statement with the SEC and the mailing of this Information Statement to our shareholders, our current directors will appoint Ilyas Chaudhary, George Djuhari, and Boedi Tjahjono as the new directors of the Company.  The current directors will resign as directors effective as of the appointment of the new directors.

Board of Directors Information

The Board of Directors of the Company held three meetings during the last fiscal year.  All directors attended all Board of Directors’ meetings.  No director resigned or declined to stand for re-election due to a disagreement on any matter relating to the Company’s operations, policies or practices.

The Company does not have an audit, nominating or compensation committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s executive officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file reports of their ownership thereof and changes in that ownership with the SEC.  Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

Based solely upon its review of copies of such forms received by it, or on written representations from certain reporting persons that other filings were required for such persons, the Company believes that, during the year ended December 31, 2005, its executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

Executive Compensation
Summary Compensation Table

The following table sets forth the total compensation earned by or paid to our executive officers for the last three fiscal years.

					LONG TERM COMPENSATION
		ANNUAL COMPENSATION			Awards		Payouts
	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Options/SARs	LTIP Payouts	All Other Compensation
		($)	($)	($)	($)	(#)	($)	($)
Earl T. Shannon, President	2010	$0	$0	$0	$0	0	$0	$0
	2009	$0	$0	$0	$0	0	$0	$0
	2008	$0	$0	$0	$0	0	$0	$0

Steven W. Hudson, Executive Vice President	2010	$0	$0	$0	$0	0	$0	$0
	2009	$0	$0	$0	$0	0	$0	$0
	2008	$0	$0	$0	$0	0	$0	$0

Scott W. Bodenweber, Chief Financial Officer	2010	$0	$0	$0	$0	0	$0	$0
	2009	$0	$0	$0	$0	0	$0	$0
	2008	$0	$0	$0	$0	0	$0	$0

Peter Wright,	2010	$0	$0	$0	$0	0	$0	$0
Secretary	2009	$0	$0	$0	$0	0	$0	$0
	2008	$0	$0	$0	$0	0	$0	$0

None of our officers or directors are currently receiving any cash compensation for their services.  However, in order to compensate our officers, we enacted an Incentive and Nonstatutory Stock Option Plan on February 1, 2007.  Our stock option plan has a total of 5,000,000 shares reserved for issuance as stock options.  All issued options we cancelled on August 15, 2011.  We do not currently have any arrangements or contracts pursuant to which our directors are compensated for any services, including any additional amounts payable for committee participation or special assignments.  No such arrangements were in effect between the Company and its directors for the Company’s completed last fiscal year, either.  As of the date of this prospectus, we have not issued any stock options.

Indemnification of Directors and Officers

The laws of the State of Florida and our Bylaws provide for indemnification of our directors for liabilities and expenses that they may incur in such capacities.  In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the Company, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful.  The Company has been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) is against public policy as expressed in the Act and is, therefore, unenforceable.

Compensation of Directors

Directors of the Company do not receive any cash compensation, but are entitled to reimbursement of their reasonable expenses incurred in attending directors' meetings.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2011 Don Marcos Trading Co. /s/ Ilyas Chaudhary BY: Ilyas Chaudhary ITS: President and Chief Executive Officer (Principal Executive Officer)